83 Clemenceau Avenue #12-03 UE Square Singapore 239920	VIA EDGAR

June 28, 2019

U.S. Securities and Exchange Commission

Office of Healthcare and Insurance

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Ada D. Sarmento

Re:	ASLAN Pharmaceuticals Limited
Registration Statement on Form F-1 (File No. 333-231847)

Request for Withdrawal

Ladies and Gentlemen:

ASLAN Pharmaceuticals Limited (the “Company”) hereby applies for withdrawal of the Company’s Registration Statement (File No. 333-231847) on Form F-1 confidentially submitted to the Securities and Exchange Commission (the “Commission”) on May 17, 2019 and filed with the Commission on May 31, 2019 and amended on June 17, 2019 (the “Registration Statement”), together with all exhibits thereto. Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), the Company is withdrawing the Registration Statement, which has not been declared effective, because the Company does not intend to pursue the contemplated public offering at this time. Since the Registration Statement was not declared effective by the Commission, no shares were sold in connection with the offering described in the Registration Statement.

The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please contact Robert Phillips of Cooley LLP at (415) 693-2020, or in his absence, Carlos Ramirez at (858) 550-6157.

Sincerely,

ASLAN Pharmaceuticals Limited

By:	/s/ Carl Firth
Carl Firth, Ph.D.
Chief Executive Officer and Chairman

cc:	Kiran Asarpota, ASLAN Pharmaceuticals Limited
Robert W. Phillips, Cooley LLP
Kristin VanderPas, Cooley LLP
Carlos Ramirez, Cooley LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP